April 07, 2022

Via EDGAR Transmission

Ms. Jessica Livingston
United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GraniteShares Gold Trust
Registration Statement on Form S-3
Filed March 22, 2022
File No. 333-263774

Dear Ms. Livingston:

On behalf of GraniteShares Gold Trust (the “Trust”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Finance, of the U.S. Securities and Exchange Commission (the “Commission”), dated March 31, 2022 (the “Comment Letter”), relating to the Trust’s Registration Statement on Form S-3, submitted to the Commission on March 22, 2022. A response to the comment in the Comment Letter is set forth in this letter, and the Trust is concurrently submitting an amended Registration Statement on Form S-3 (the “Amended Registration Statement”).

Please note that, for the Staff’s convenience, we have recited the Staff’s comment and provided the Trust’s response to such comment immediately thereafter.

Form S-3 filed March 22. 2022

Prospectus Summary, page 2

1.	Please prominently discuss here and in the Description of the Gold Industry on page 16 the impact of current geopolitical events on the gold market and the Trust. Please place this discussion in context by quantifying the relative contribution of Russia and Ukraine in the gold market. If you do not expect the impact to be material, please discuss why.

Response:	In response to the Staff’s comment, the Trust has included disclosure regarding the impact of current geopolitical events on the gold market and the Trust on pages 3 and 17 of the Amended Registration Statement. Such disclosures include quantification of the contribution of Russia in the gold market. The Trust does not believe quantification of the contribution of Ukraine to be material because of Ukraine’s relatively small contribution in the gold market. The added disclosures also add context by quantifying the impacts of current geopolitical events on the gold market with respect to gold prices, the price of the Trust’s shares, and the change in trading volume of the Trust’s shares.

In response to the Staff’s comment, the Trust has also included an additional Summary Risk Factor regarding the potential effects of war and other geopolitical events on the Trust on page 4 of the Amended Registration Statement and updated the corresponding risk factor caption on page 15.

We appreciate the Staff’s comment and request the Staff contact Naveen Pogula of Thompson Hine, LLP, counsel to the Trust, at (404) 541-2913 or the Trust at (646) 876-5096 with any questions or comments regarding this letter.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP

cc:	Sandra Hunter Berkheimer, U.S. Securities and Exchange Commission
Benoit Autier, GraniteShares Gold Trust
Naveen Pogula, Thompson Hine LLP